December 21, 2011

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Itaú Unibanco Holding S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 27, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 13, 2011
Response dated September 6, 2011
File No. 001-15276

Dear Ms. Hayes:

This letter sets forth the responses of Itaú Unibanco Holding S.A. (the “Company”) to the comments contained in your letter, dated December 12, 2011, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2011, as amended by the Annual Report on Form 20-F/A of the Company for the year ended December 31, 2010 filed with the Commission on July 13, 2011 (the “Annual Report”).  The comments of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2010

Capital Adequacy and Leverage/Regulatory Capital Requirements, page 57

1.           We have read your response to comment six regarding “hidden” reserves and you have clarified that “hidden” reserves are not included within the definition of Tier 2 Capital under Brazilian law and regulation. However, it is still unclear to us whether you have recorded any “hidden” or “undisclosed” reserves in your consolidated financial statements. Please tell us whether you have any “hidden” reserves recorded in your U.S. GAAP financial statements for any period in the three years ended December 31, 2010, and if so, please tell us the amounts, and how you concluded they qualified for recognition under U.S. GAAP.

Ms. Suzanne hayes Division of Corporation Finance	December 21, 2011

Response to Comment No. 1

We confirm that we have not recorded any “hidden” reserves or “undisclosed” reserves in our U.S. GAAP consolidated financial statements included in our Annual Report for any period in the three years ended December 31, 2010.

Item 5. Operating and Financial Review and Prospects, page 101

2.           We have read your response to comment 11 regarding your exposure to the sovereign entities of Greece, Ireland, Italy, Portugal and Spain (GIIPS). We note that it does not appear that you are including your investment in your equity investee, Banco BPI S.A. in your summary of gross exposure to entities domiciled in the GIIPS and it is unclear as to why. In order to increase the transparency of this disclosure to investors, please revise future filings to also discuss this exposure within this section, as well as any other indirect exposure you may have to these sovereign countries. Additionally, please consider providing further details regarding the countries where you have the exposure, particularly in light of the fact that you do not appear to have exposure to two of the five countries as of December 31, 2010.

Response to Comment No. 2

In response to your comment and to provide greater clarity, we intend to expand our disclosure  under “Item 5. Operating and Financial Review and Prospects-5A. Operating Results-Overview-Effects of the Global Financial Markets on Our Financial Condition and Results of Operations” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“The world economy has been recovering throughout 2010 and beginning of 2011, but several consequences of the crisis remain. Important risks have been identified in the aftermath of the financial crisis in Europe, such as the high debt levels that impair growth and increase the risk of sovereign default.

Growing concern over the sustainability of current levels of indebtedness of Greece, Ireland, Italy, Portugal and Spain (“GIIPS countries”) has increased the focus on the exposure of financial institutions to the risk of those countries. Particularly, the markets have increased the risk premiums on debt of ~~some countries in Europe~~ the GIIPS countries. These countries’ debt is held by international financial institutions, and their economic situation may impact the results of banks and investment funds. Although the European Union is prepared to face these difficulties, a financial deterioration of any of these countries may impair the recovery of economies worldwide and, indirectly, Brazil’s recovery.

Ms. Suzanne hayes Division of Corporation Finance	December 21, 2011

Although we have international operations and investments in certain European countries affected by the financial crisis, our direct credit exposure to the GIIPS countries is limited to exposures in Italy, Portugal and Spain. Our direct exposure to sovereign bonds, financial institutions and other corporations and small businesses and individuals domiciled in those three countries is not significant when compared to our total assets or shareholders’ equity. As of December 31, 2010 our gross credit exposure to entities (including governments) domiciled in Italy, Portugal and Spain amounted to R$ 2,897 million representing 0.39% and 3.78% of our total assets and shareholders’ equity, respectively.

We are also indirectly exposed to the GIIPS countries through Banco BPI S.A. (“Banco BPI”), a Portuguese bank which is our equity investee, in which we had a 19.04% interest at December 31, 2010. As disclosed in Note 11 to our consolidated financial statements, our investment in Banco BPI as of December 31, 2010 amounted to R$ 779 million and Banco BPI’s value based on the quoted market price of its shares as of December 31, 2010 amounted to R$ 524 million. Our investment in Banco BPI is not significant when compared to our total assets or shareholders’ equity. Banco BPI had sovereign securities issued by governments of the GIIPS countries in its portfolio classified as available-for-sale for which carrying amount exceeded fair value and with respect to which we recognized our interest in such unrealized loss representing an amount in accumulated other comprehensive income of R$ 245 million as of December 31, 2010.”

We confirm to the Staff that the proposed disclosure above includes all exposures, direct or indirect, to GIIPS countries as of December 31, 2010.

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Suzanne hayes Division of Corporation Finance	December 21, 2011

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If you have any questions regarding this letter, please do not hesitate to call Caio Ibrahim David at + (55) (11) 5019-1792 or to send an e-mail to caio.david@itau-unibanco.com.br.

Sincerely, /s/Sérgio Ribeiro da Costa Werlang Sérgio Ribeiro da Costa Werlang, Chief Risk Officer

/s/Caio Ibrahim David Caio Ibrahim David, Chief Financial Officer

cc Alfredo Egydio Setubal, Investor Relations Officer Roberto Egydio Setubal, Chief Executive Officer